EXHIBIT 99.1

Fury Identifies 15 New Targets at Percival Prospect;
Mobilizes Crews to Eau Claire

VANCOUVER, Canada – January 26, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on targeting at the high-grade Percival prospect at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec as the Company mobilizes crews to resume exploration activities.

Fifteen robust gold anomalies have been identified along a previously unidentified structural orientation through the recently completed biogeochemical sampling program, which covered six and a half kilometres of prospective folded stratigraphy (Figure 1). These 15 targets will be the focus of further exploration as the Company prepares to complete a ground based induced polarization geophysical survey to image the sulphide-rich silica breccia gold-bearing bodies at Percival.

“Percival has been a priority target for Fury since the acquisition of Eastmain, as it represents considerable exploration opportunities,” said Tim Clark, CEO of Fury. “The recent surface work has further confirmed our belief that there could be extensions to the existing great drill results and multiple new potential discoveries, as seen with the 15 newly identified targets. We look forward to completing our geophysical survey in February, which will be the final step in refining these 15 targets before we prepare to drill later this year.”

Percival Prospect

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 400 metre (m) by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence (Figure 2 and Figure 3). Historical geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t gold, 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold and 2.0m of 8.47 g/t gold. An orientation survey, conducted in 2020 was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling (see news release dated February 10, 2021). A recently completed survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold anomalies with associated pathfinder elements (+/- As, Pb, Zn) (Figure 1). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

One of the newly identified gold occurrences is located approximately 500 m east of the Percival showing and is associated with a parallel steeply dipping fold hinge where a single 2019 drill hole ended in 12m of sulphidized and silicified breccia typical of the alteration and mineralization envelope associated with the gold mineralization at Percival (Figure 2). The silicified and sulphidized gold-bearing breccia found at Percival is surrounded by a visually similar looking barren silicified and sulphidized envelope. The 2019 exploration drill hole, ending in the silicified and mineralized breccia, needs to be extended to verify if, like at Percival, the gold-bearing “core” is present.

Previous surface exploration in the Percival and Caradoc area was focused on a highly magnetic folded iron formation identified from an airborne magnetics survey. An updated interpretation and geologic model of the 2018-2019 drilling data from the Percival prospect shows that gold mineralization is peripheral to the magnetic iron formation and not hosted in it.

Through the interpretation of the magnetics data and results from the biogeochemical survey Fury’s technical team identified a previously unrecognized structural control to the gold mineralization along the Percival trend. This structural trend is parallel to the regional fold hinge that links the Percival and Serendipity prospects (Figure 1). Gold mineralization appears to be concentrated along these newly identified structures where they intersect folded mafic volcanic stratigraphy along the east west limb of the regional fold proximal to the Cannard deformation zone.

“We are excited to have made several significant advances in our ability to target the style of mineralization present at Percival, which has resulted in 15 discrete targets for further follow up. The  geophysical surveys we are currently completing will provide key information that will fingerprint the known Percival mineralization throughout the 15 targets prior to drilling,” stated Michael Henrichsen, SVP Exploration of Fury.

Percival Prospect Targeting

15 Targets Identified Along Newly Identified Structural Trend

Plan View
Hole ended in 12 m of sulphized and silicified breccia
ER18-823'
2.22 g/t Au over 93.1m
incl. 6.26 g/t Au over 9.0m
ER18-822'
1.46 g/t Au over 78.5m
Secondary Fold Axis
Target Fold
Percival Fold
Cannard Extension
Regional Fold Axis
Serendipity
ER19-845'
8.47 g/t Au over 2.0m
ER18-830'
3.46 g/t Au over 18.8m
incl. 7.13 g/t Au over 8.5m
500m
Legend
Structures
Geology
Felsic Volcanic
Iron Rich Basalt
Mafic Volcanic

- 15 Newly identified gold anomalies with associated pathfinder elements
- Target down plunge on high grade at Percival
- Additional target indicated by folded magnetic stratigraphy to the east. Historical drilling ended in alteration envelope consistent with Percival mineralization. No ICP analysis.
- Proximal to the Cannard Deformation Zone.

Figure 1: Plan view of the Percival trend illustrating the 12 biogeochemical gold anomalies along folded interbedded volcanic and sedimentary sequence as well as the trace of the regional fold hinge and associated parallel structures newly recognized as controlling the distribution of gold mineralization.

Figure 2: Location of the known gold mineralization at Percival within a folded interbedded volcanic and sedimentary rock package. Additionally, alteration and mineralization similar to that at Percival was intersected at the end of historical drill hole ER19-861 within a parallel fold hinge.

Figure 3: Characteristics of Percival mineralization.

Technical Disclosure

Historical Percival Diamond Drilling

Analytical samples were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay was repeated with 50g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Biogeochemical Samples

Biogeochemical samples were taken by collecting of approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards and blanks indicate good accuracy.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Vice President, Investor Relations

Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”. Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase the known resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The Company’s descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

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